U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2



 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES



                    PURSUANT TO RULE 17F-2 (17 CFR 270.17F-2)



Date examination completed:  April 30, 1998



1.    Investment Company Act File Number:            811-6259


2.    State Identification Number:                   NE


3.    Address of principal executive office:         Stratus Fund, Inc.
                                                     200 Centre Terrace
                                                     1225 L Street
                                                     Lincoln, NE  68508


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Board of Directors
Stratus Fund, Inc.
200 Centre Terrace
1225 L Street
Lincoln, Nebraska

To the Board of Directors of:

Portfolios of Stratus Fund, Inc. (Fund)            File No.

        Capital Appreciation Portfolio             811-6259
        Intermediate Government Bond Portfolio     811-6259
        Growth Portfolio                           811-6259
        Government Securities Portfolio            811-6259
        International Portfolio                    811-6259

We have examined the investment accounts shown by the books and records of the investment companies listed above (the Funds) for the period from November 1, 1997 to April 30, 1998. Our examination was made without prior notice to the Funds. Our examination included agreement of an analysis of portfolio transactions recorded from November 1, 1998 to April 30, 1998 in the investment accounts to supporting records and verification of a sample of such portfolio security transactions to supporting records and documentation. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Union Bank & Trust Company (Union Bank), located in Lincoln, Nebraska, a related entity, is custodian of the Funds' securities. Union Bank represented to us that the securities owned by the Funds on April 30, 1998 were held for the account of Union Bank by Fifth Third Bank, located in Cincinnati, Ohio, or, in the case of Fund investments in other registered investment companies, by the investment company. We obtained confirmations from Fifth Third Bank and other registered investment companies of the securities held for the Fund as of April 30, 1998. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Funds' records of securities owned at April 30, 1998.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.


Deloitte & Touche LLP
Lincoln, Nebraska
June 10, 1998